250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BOSTON,
BRUSSELS, DENVER, HONG KONG,
LONDON, LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

June 28, 2019

BY EDGAR AND COURIER

Christina Harley

David Irving

Erin Purnell

Michael Clampitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CCF Holdings LLC
Registration Statement on Form S-1
Filed May 29, 2019
File No. 333-231069

Dear Ms. Harley, Mr. Irving, Ms. Purnell and Mr. Clampitt:

This letter is submitted on behalf of CCF Holdings LLC (the “Company”) in response to  comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 10, 2019 (the “Comment Letter”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, which was filed by the Company with the Commission on May 29, 2019 (the “Registration Statement”).  The Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to the Registration Statement in response to the Staff’s comment.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with a response immediately following.  Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Registration Statement, and page references in the response below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

General

1.              We note your response to comment 1 and your revised disclosure indicating that Allianz Global Investors U.S. LLC holds 42.2% of the Class A Common Units and 100% of the Class B Common Units, and is therefore an affiliate. Please expand upon your statement that the selling security holders, specifically the Allianz entities, are not acting as conduits for the company in light of the size of their ownership and their status as an affiliate of the company.

Please clarify whether any of the selling security holders are broker dealers or affiliates of broker dealers.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that the selling security holders that are entities (the “Allianz Entities”)  advised by Allianz Global Investors U.S. LLC (“Allianz”) are not acting as conduits for the Company in connection with any sales made under the Registration Statement. As detailed in the response to previous comment 1, in the ordinary course of their business, the Allianz Entities made investment decisions to purchase securities of Community Choice Financial Inc. (the “Predecessor”), and received the securities being registered under the Registration Statement as a part of the restructuring transactions described in the Registration Statement (the “Restructuring”).  The Company received no proceeds from the initial issuance of the securities being registered in the Registration Statement.  Further, the Company has no commitment, agreement, arrangement or understanding with the Allianz Entities, or any of the other selling security holders identified in the Registration Statement, to receive any proceeds from the proposed secondary offering, and none of the Allianz Entities, or any other of such selling security holders, will collect a fee, commission or other payment from the Company in exchange for the sale. The Company has been advised by the Allianz Entities that none of them are broker dealers or affiliates of broker dealers. The Allianz Entities are each institutional investors and are not in the business of underwriting securities, and the offering being made pursuant to the Registration Statement will not be publicly marketed.

The Company filed the Registration Statement and is registering such securities pursuant to its obligations under a registration rights agreement with the selling security holders that was entered into in connection with the Restructuring. The Company entered into the registration rights agreement with the selling security holders as an accommodation to the selling security holders as part of the negotiations of the Restructuring. The Company did not and does not expect to gain any benefit, pecuniary or otherwise, from the registration of the securities pursuant to the Registration Statement.

Allianz is deemed to be an affiliate of the Company because of its significant ownership of the Company’s securities through the Allianz Entities, the related voting rights over the Company’s securities and because of its right to appoint two members of the Company’s board of managers. These rights along with the registration rights were negotiated in connection with the Restructuring as Allianz was a significant holder of the Predecessor’s debt securities and played a large role in negotiating the Restructuring transactions on behalf of the Predecessor’s noteholders. The Allianz Entities do not represent members of management and are not involved in the day-to-day operations of the Company. We have been advised by Allianz that the Allianz Entities would not use any proceeds from the secondary offering to reinvest in the Company. Rather they would use the Registration Statement to make sales in order to decrease their ownership in the Company and allocate proceeds to other investments unrelated to the Company. As described in the Registration Statement, Allianz’s rights will decrease as the ownership percentage of the Allianz Entities decreases.

The Allianz Entities have each borne the risk of loss on the securities of the Predecessor and then the Company for a significant period of time and will continue to bear the risk of loss until they dispose of the securities whether through the Registration Statement or through an applicable exemption to registration. As discussed above and in the response to previous comment 1, the Registration Statement is being filed solely to benefit the selling security holders, including the Allianz Entities, and not to benefit the Company. As a result, despite the Allianz Entities’ significant ownership in the Company, the Allianz Entities are not acting as conduits for the Company.

Cover Page

2.              We note that there is not a public market for your securities. Accordingly, you may not offer the securities at the market. Please revise the registration statement to include a price, or a price range. Refer to Item 501(b)(3) of Regulation S-K.

Response to Comment No. 2

The Company advises the Staff that it has included a price on the cover page of the Amended Filing and revised disclosure elsewhere in the Registration Statement accordingly.

3.              Please revise your disclosure on the cover page to describe the material terms of the PIK notes, including the optional and mandatory redemption provisions.

Response to Comment No. 3

The Company advises the Staff that it has included a description of the material terms of the PIK notes on the cover page of the prospectus in the Amended Filing.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1, page II-2

4.              We note that the shares that are being offered on the registration statement are materially different from the number of shares discussed in the legal opinion. Please have counsel file a revised legal opinion that reflects the current offering amounts.

The Company advises the Staff that it has filed a revised legal opinion with the Amended Filing.

Exhibit 23.1 Consent of RSM US LLP, page II-3

5.              Please file a currently dated consent of the independent registered public accounting firm.

The Company advises the Staff that it has filed a current dated consent of RSM US LLP with the Amended Filing.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comment.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (212) 468-8036.

Sincerely,

/s/ John Owen
John Owen

cc:	William E. Saunders
Bridgette C. Roman

CCF Holdings LLC